UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                             SCHEDULE13GA*
                         (Amendment No__1__)*

              Under the Securities Exchange Act of 1934




                             Pro-Dex, Inc.
---------------------------------------------------------------------

                           (Name of Issuer)

 		   Common Stock, no par value


---------------------------------------------------------------------

                    (Title of Class of Securities)

                              74265M205

                          -----------------
                            (CUSIP Number)


  			  December 31, 2010
---------------------------------------------------------------------
        (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    /x/ Rule 13d-1(b)
    /x/ Rule 13d-1(c)
    / / Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
SEC 1745 (3-98)



CUSIP No. 74265M205
--------------------

    1.  Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only)

        WEDBUSH, Inc.
---------------------------------------------------------------------
   2.   Check the Appropriate Box if a Member of a Group
   	(See Instructions)

       (a) /x/
       (b) / /
---------------------------------------------------------------------
   3.   SEC Use Only
---------------------------------------------------------------------
   4.   Citizenship or Place of Organization

        California
---------------------------------------------------------------------
     Number of Shares  5. Sole Voting Power                   	    0
     Beneficially by   ----------------------------------------------
     Owned by Each     6. Shared Voting Power                  51,752
     Reporting         ----------------------------------------------
     Person With:      7. Sole Dispositive Power              	    0
                       ----------------------------------------------
                       8.Shared Dispositive Power              51,752

---------------------------------------------------------------------
   9.  Aggregate Amount Beneficially Owned by Each Reporting Person

       51,752
---------------------------------------------------------------------
   10.  Check if the Aggregate Amount in Row (9) Excludes Certain
        Shares (See Instructions)

        / /
---------------------------------------------------------------------
   11.  Percent of Class Represented by Amount in Row (9)

        1.6%
---------------------------------------------------------------------
   12.  Type of Reporting Person (See Instructions)

---------------------------------------------------------------------
        HC



CUSIP No. 74265M205
--------------------

    1.   Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only)

         Edward W. Wedbush
---------------------------------------------------------------------
   2.   Check the Appropriate Box if a Member of a Group
        (See Instructions)

        (a) /x/
        (b) / /
---------------------------------------------------------------------
   3.   SEC Use Only
---------------------------------------------------------------------
   4.   Citizenship or Place of Organization

        United States of America
---------------------------------------------------------------------
     Number of Shares     5. Sole Voting Power               0
     Beneficially by   ----------------------------------------------
     Owned by Each        6. Shared Voting Power        51,752
     Reporting         ----------------------------------------------
     Person With:         7. Sole Dispositive Power          0
                       ----------------------------------------------
                          8.Shared Dispositive Power    51,752

---------------------------------------------------------------------
   9.   Aggregate Amount Beneficially Owned by Each Reporting Person

	51,752
---------------------------------------------------------------------
   10.  Check if the Aggregate Amount in Row (9) Excludes Certain
        Shares (See Instructions)

        / /
---------------------------------------------------------------------
   11.  Percent of Class Represented by Amount in Row (9)

        1.6%
---------------------------------------------------------------------
   12.  Type of Reporting Person (See Instructions)

---------------------------------------------------------------------
        IN




CUSIP No. 74265M205
--------------------

    1.   Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only)

         Wedbush Opportunity Capital, LLC
---------------------------------------------------------------------
   2.    Check the Appropriate Box if a Member of a Group
         (See Instructions)

          (a) /x/
          (b) / /
---------------------------------------------------------------------
   3.   SEC Use Only
---------------------------------------------------------------------
   6.   Citizenship or Place of Organization

        Delaware
---------------------------------------------------------------------
     Number of Shares    5. Sole Voting Power                    0
     Beneficially by   ----------------------------------------------
     Owned by Each       6. Shared Voting Power              51,752
     Reporting         ----------------------------------------------
     Person With:        7. Sole Dispositive Power               0
                       ----------------------------------------------
                         8.Shared Dispositive Power          51,752

---------------------------------------------------------------------
   9.   Aggregate Amount Beneficially Owned by Each Reporting Person

        51,752
---------------------------------------------------------------------
   10.  Check if the Aggregate Amount in Row (9) Excludes Certain
        Shares (See Instructions)

        / /
---------------------------------------------------------------------
   11.  Percent of Class Represented by Amount in Row (9)

        1.6%
---------------------------------------------------------------------
   12.  Type of Reporting Person (See Instructions)
---------------------------------------------------------------------

        OO



CUSIP No. 74265M205
--------------------

    1.   Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only)

         Wedbush Opportunity Partners, LP
---------------------------------------------------------------------
   2.    Check the Appropriate Box if a Member of a Group
         (See Instructions)

          (a) /x/
          (b) / /
---------------------------------------------------------------------
   3.   SEC Use Only
---------------------------------------------------------------------
   6.   Citizenship or Place of Organization

        Delaware
---------------------------------------------------------------------
     Number of Shares    5. Sole Voting Power                     0
     Beneficially by   ----------------------------------------------
     Owned by Each       6. Shared Voting Power              51,752
     Reporting         ----------------------------------------------
     Person With:        7. Sole Dispositive Power                0
                       ----------------------------------------------
                         8.Shared Dispositive Power          51,752

---------------------------------------------------------------------
   9.   Aggregate Amount Beneficially Owned by Each Reporting Person

        51,752
---------------------------------------------------------------------
   10.  Check if the Aggregate Amount in Row (9) Excludes Certain
        Shares (See Instructions)

        / /
---------------------------------------------------------------------
   11.  Percent of Class Represented by Amount in Row (9)

        1.6%
---------------------------------------------------------------------
   12.  Type of Reporting Person (See Instructions)
---------------------------------------------------------------------

        PN





Cusip No. 74265M205           13G Pro-Dex, Inc.

---------------------------------------------------------------------

Item 1. Name and Address of Issuer.

(a) This statement relates to the shares of the common stock of Pro-Dex, Inc. ("Issuer").

(b)   Issuer's address: 2361 McGaw Avenue
      Irvine, CA 92614


Item 2. Filers

(a)   This statement is filed by WEDBUSH, Inc. ("WI"),
      Edward W. Wedbush ("EWW"), Wedbush Opportunity Capital, LLC ("WOC"), and Wedbush Opportunity Partners, LP ("WOP").


(b)   Business address of the above filers are as follows:
      WI - 1000 Wilshire Blvd., Los Angeles, CA 90017-2457
      EWW - P.O. Box 30014, Los Angeles, CA 90030-0014
      WOC - 1000 Wilshire Blvd., Los Angeles, CA 90017-2457
      WOP - 1000 Wilshire Blvd., Los Angeles, CA 90017-2457

(c) WI is a California corporation. EWW is a citizen of the United States of America. WOC is a limited liability corporation organized under the laws of the State of Delaware. WOP is a limited partnership organized under the laws of the State of Delaware.

(d)   Common stock

(e)   74265M205

Item 3. Classification of Filers

(a)        WI is a control person.

(b) - (j)  Not applicable

(b) - (j)  Not applicable

(b) - (j)  Not applicable




Item 4. Ownership

(a) Together, the Reporting Persons beneficially own a total of 51,752 shares of Common Stock of the Issuer.

(b) Together, the Reporting Persons beneficially own approximately 1.6% of the outstanding shares of the Issuer.

(c)   Number of Shares as to which the filer has:

      (i) Sole power to vote: WI has sole power to vote on 0 Shares; EWW has 0 sole Shares; WOC has 0 sole shares; and WOP has 0 sole Shares.

      (ii) Shared power to vote: WI has shared power to vote on 51,752 Shares; EWW has 51,752 Shares; WOC has 51,752 Shares; and WOP has 51,752 Shares.

      (iii) Sole power to dispose: WI has sole power to dispose on 0 Shares; EWW has 0 Shares to dispose; and WOC has 0 Shares to dispose; and WOP has 0 Shares to dispose.

      (iv)  Shared power to dispose;  WI has 51,752 Shares;
            EWW has 51,752 Shares; WOC has 51,752 Shares; and WOP has 51,752 Shares.

Item 5. Ownership of Five Percent or Less of a Class.

	If this statement is being filed to report that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].



Item 6. Ownership of More Than Five Percent on Behalf of Another.

        Not applicable.

Item 7. Identification and Classification of Subsidiary which
        Acquired the Securities Being Reported on by the Parent
        Holding Company.

     	Not Applicable.





Item 8.     Identification and Classification of Members of a Group.

Name                               Category

WEDBUSH, Inc.	                      HC
Edward W. Wedbush                     IN
Wedbush Opportunity Capital, LLC      OO
Wedbush Opportunity Partners, LP      PN

EWW is the Chairman of WI.  EWW owns a majority of the outstanding
Shares of WI. WI owns a majority of WOC. WOC is the general partner and acts as the investment manager for WOP. Accordingly, EWW may be deemed the beneficial owner of the Issuer's Shares owned by WI. However, beneficial ownership of the Issuer's Shares is hereby disclaimed by EWW.


Item 9.     Notice of Dissolution of Group.

            Not applicable.





Item 10.  Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the Issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


                              Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                        WEDBUSH, Inc.

02/10/11
---------------------------
Date

ERIC D. WEDBUSH
------------------
Eric D. Wedbush
---------------------------
Signature

ERIC D. WEDBUSH
------------------
Eric D. Wedbush/ President
---------------------------
Name/Title


         Edward W. Wedbush


02/10/11
---------------------------
Date

EDWARD W. WEDBUSH
------------------
Edward W. Wedbush
---------------------------
Signature

EDWARD W. WEDBUSH
------------------
Edward W. Wedbush
---------------------------
Name/Title




        Wedbush Opportunity Capital, LLC

02/10/11
---------------------------
Date

ERIC D. WEDBUSH
------------------
Eric D. Wedbush
---------------------------
Signature

ERIC D. WEDBUSH
------------------
Eric D. Wedbush/ Managing Director
---------------------------
Name/Title




	Wedbush Opportunity Partners, LP

06/30/10
---------------------------
Date

ERIC D. WEDBUSH
------------------
Eric D. Wedbush
---------------------------
Signature

ERIC D. WEDBUSH
------------------
Eric D. Wedbush/ Managing Director
---------------------------
Name/Title